SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Telecom Argentina S.A.

Item

1.             Composition of the Board of Directors, the Supervisory Committee, members of the Audit Committee and the Independent Auditors

FREE TRANSLATION

TELECOM ARGENTINA S.A.

COMPOSITION OF THE BOARD OF DIRECTORS, THE SUPERVISORY COMMITTEE, MEMBERS OF THE AUDIT COMMITTEE AND THE INDEPENDENT AUDITORS

I)             Pursuant to the resolutions adopted by the Ordinary General Shareholders’ Meetings held on January 31, 2018 and November 25, 2019, the Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2020, the respective Minutes of the Board of Directors and considering the resignations informed on April 29, 2020, the composition of the Board of Directors of Telecom Argentina is as follows:

BOARD OF DIRECTORS: Chairman: Mr. Alejandro Alberto Urricelqui. Vice-Chairman: Mr. Mariano Marcelo Ibáñez Directors: Mr. Sebastián Bardengo, Mr. Carlos Alberto Moltini, Mr. Damián Fabio Cassino, Mr. Carlos Alejandro Harrison, Mr. Martín Héctor D´Ambrosio, Mr. Germán Horacio Vidal, Mr. Luca Luciani and Mr. Baruki Luis Alberto González. Alternate Directors: Mrs. María Lucila Romero, Mr. Sebastián Ricardo Frabosqui Diaz, Mrs. Claudia Irene Ostergaard, Mr. Ignacio José Sáenz Valiente, Mr. José Carlos Cura, Mr. Miguel Ángel Graña, Mr. Facundo Martín Goslino, Mrs. Lucrecia María Delfina Moreira Savino, Mr. Saturnino Jorge Funes and Mrs. Carolina Susana Curzi.

The members of the Board of Directors will hold office until the end of Fiscal Year 2020, and will remain in their positions until they are replaced pursuant to section 257 of the General Corporations Law.

II)         Pursuant to the resolutions adopted by the Ordinary and Extraordinary General Shareholders Meeting held on April 28, 2020, the composition of the Supervisory Committee is as follows:

SUPERVISORY COMMITTEE: Regular Members: Mr. Pablo Andrés Buey Fernández, Mr. Pablo Gabriel San Martín, Mr. Alejandro Héctor Massa, Mrs. María Ximena Digón and Mr. Eduardo Javier Villegas Contte. Alternate Members: Mr. Javier Alegría, Mr. Rubén Suárez, Mr. Matías Alejandro Fredriks, Mr. Juan Pedro Torassa and Mrs. Ona Celia Dimnik.

The members of the Supervisory Committee will hold office for a Fiscal Year.

III)       Pursuant to the resolutions adopted by the Board of Directors on its meeting held on April 28, 2020, the composition of the Audit Committee is as follows:

AUDIT COMMITTEE: Mr. Carlos Alejandro Harrison (“financial expert” of the Audit Committee); Mr. Martín Héctor D´Ambrosio and Mr. Germán Horacio Vidal.

IV)       Pursuant to the resolutions adopted by the Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2020, Price Waterhouse & Co S.R.L. was designated as Independent Auditor of the Financial Statements for Fiscal Year 2020, acting Mr. Carlos Alberto Pace as regular certifying accountant, and Mr. Alejandro Javier Rosa and Mr. Sergio Reinaldo Cravero as his alternates.

/s/ Andrea V Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 30, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations